

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2009

Via U.S. Mail

Tal L. Kapelner
President and Principal Executive Officer
Writers' Group Film Corp.
1752 East Avenue J #266
Lancaster, CA 93560

Re: Writers' Group Film Corp.
Registration Statement on Form S-1
Filed January 21, 2009
File No. 333-156832

Dear Mr. Kapelner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are seeking to register 100,000,000 shares of common stock that may be purchased by Auctus Private Equity Fund, LLC ("Auctus") under the Drawdown Equity Financing Facility as outlined in Exhibit 2.1. However, it appears that you are conducting an indirect primary offering which requires that you complete your private placement under the equity line financing agreement prior to registration. Please remove the equity line shares from the registration statement or provide us with your analysis as to why the shares may be registered on this registration statement. Note that we may have several additional comments regarding your equity line once we have reviewed your response.

2. We note that the shares covered by this registration statement are offered at the same price as the shares sold in your private placements. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. Please tell us why you do not believe that the registered shares should be offered at a higher price. Alternatively, increase the fixed price and pay the additional filing fee.

3. Please provide your analysis as to why your unregistered offerings in 2008 and 2009 are exempt from registration and should not be integrated with either this offering or your registered offering commencing in May 2008. In your response, please address the five-factor test set forth in Securities Act Release No. 4552 (November 6, 1962), Question 139.25 of *Compliance and Disclosure Interpretations* (*updated 11/26/08*), and any other relevant staff guidance.

4. Please note that the prospectus should accurately describe your company as of the time of effectiveness. The prospectus should not unduly focus on or disproportionately emphasize your future plans or aspirations. Accordingly, please substantially revise the entire document so that it accurately presents your current situation. You may talk about what you plan to do but you should present that discussion in the context of a clear timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.

5. We encourage you to avoid unnecessary repetition as we believe that disclosure which repeats information is not reader-friendly. Please revise to provide concise disclosure and consider adding subheadings to more clearly focus your disclosure and to guide the reader.

6. Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing the next amendment to your registration statement.

Cover

7. We note the selling shareholders' shares will sell at $.01 per share until your shares are quoted "on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Please revise footnote (2) to the fee table to disclose this pricing feature.

8. In the final sentence of the sixth paragraph on this page, you state that the prospectus covers an amount equal to 61.1% of your issued and outstanding common stock. However, it appears that this percentage should be higher. Please reconcile.

Summary Information, page 4

9. Please revise this section to provide a clear and concise description of your company as of the time of effectiveness. The summary will typically include a brief discussion of your products, your current operations and strategy, your performance-to-date and your anticipated development. Your summary should also briefly identify the benchmarks, if any, that you must achieve along the way and acknowledge foreseeable obstacles. Revise accordingly.

10. Refer to the final sentence of the first paragraph of this section. Please revise to disclose your revenues and net loss for the most recent audited period and interim stub. Please also disclose here that your accountants have issued a going concern opinion and that you have accumulated a deficit of over $132,000 since inception.

Risk Factors, page 6

11. Please revise to add a risk factor disclosing that you will be unable to complete the private placements contemplated by the equity line agreement if you are not approved for listing on the OTC:BB. Also, please disclose any other risks which may prevent you from drawing the full amount available under the equity line.

12. Please revise to include a risk factor addressing the possible effect of the equity line on dilution and trading price of your outstanding common shares. In so doing, disclose the fact that Auctus will pay less for the common shares under the equity line of credit than the prevailing price for the common shares.

13. Please revise to discuss the effects of the recent market downturn on your business.

14. Please add a risk factor to discuss the risk that your executive officers have limited previous experience in managing a public company and discuss the difficulties in establishing and maintaining acceptable internal controls on financial reporting.

15. Since you are a penny stock, please add a risk factor to disclose this fact and discuss the limitation associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

16. Please note that repeated references throughout the Risk Factors section to the various "prongs" of your business plan may be difficult for investors to follow. Please revise to identify the relevant aspects of your business plan rather than merely referring to "prongs." For example, revise the heading of your first risk factor to specifically refer to "brand awareness" rather than the "first prong" of your business plan. You may also wish to consider rearranging the Risk Factors section to present under separate subheadings the risk factors related to each specific portion of the business plan.

Third-Party Financiers and Our Own Money Raises May Not Be Successful in Raising Sufficient Capital to Properly Entice Well-Known Actors…, page 7

17. We note your disclosure that you received a verbal agreement from a third-party financier to commit $150,000 in the next 3-4 months. However, on page 27 you stated that the financier cancelled this agreement verbally. Please update this risk factor and the disclosure throughout the registration statement to include this fact.

Well-Known Actors and Directors of Whose Services We Ask May Not Agree To Participate In Our Projects Even If Offered 10-15% Of The Film's Budget…, page 7

18. The heading indicates that you will be using 10-15% of your budget to secure well-known actors and directors. Please revise throughout the prospectus to disclose that the incentive will also be used to attract directors or delete the reference to directors.

19. Please revise to disclose whether you have established any relationships with "well-known actors" since inception.

20. Please substantiate your claim that you have "substantial understanding" of the market based on "years and years of experience." Alternatively, please remove these claims and other similar claims which appear in the prospectus as they appear to be marketing language which is inappropriate for a disclosure document.

We Have Little History of Operations, And Therefore Investors May Not Have The
Adequate Data Needed To Determine…, page 9

21. Please revise your discussion under this risk factor to more clearly describe the
    risk identified in the heading.

There is No Market For Our Common Equity Securities, and We May Never Develop a
Market, Which Would Render Investor's Investment Very Illiquid, page 9

22. Revise the risk factor to disclose that your initial capital and assets have been
    largely provided by your management pursuant to private placements of your
    common shares. Please also highlight that you previously conducted a registered
    offering of your common shares in which only 10,000 shares were sold to one
    investor.

23. Please disclose that you currently do not have sufficient funds for the next 12
    months.

24. Please revise to remove reference to OTC-listed companies as "notorious."

We Have Not Done A Feasibility Study and Therefore Are More Likely to Makes Errors
in Our Marketing and Business Plans…, page 10

25. Please revise to disclose, if true, that your marketing initiatives have an unproven
    record and that you have not enjoyed success with these tactics in the past.

We Are Dependent on the Senior Management Team and If We Should Lose Any of
Them, We May Not Have the Ability to Carry On…, page 10

26. Please revise this risk factor to disclose that your executive officers are currently
    not receiving any compensation and that you do not have the funds necessary to
    offer them competitive salaries or to hire additional management or employees.

We May Face Liability, Which, If We Do, Will Mean We Will Be Spending a Great Deal
of Our Time and Money on Legal Expenses…, page 10

27. Revise to clarify that you have not obtained to date any kind of liability insurance
    for the company.

There is Limited Protection Of Intellectual Property Rights…, page 11

28. In the final sentence of this section, we note that you refer to your "technologies." It is unclear whether in fact you intend to refer to your "intellectual property." Please revise to clarify.

Selling Shareholders, page 14

29. Please disclose if any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If any selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

The Equity Drawdown Facility, page 16

30. We note that the mechanism described in the third paragraph appears to be inconsistent with the mechanism described in the fourth paragraph. Please revise and expand your discussion to clarify the pricing mechanism for each drawdown. In addition, please disclose whether Auctus is irrevocably bound to purchase the shares pursuant to the equity line of credit agreement.

31. Revise to disclose the likelihood that you will receive the full amount ($10,000,000) from the equity line of credit and explain why you chose this amount in the drawdown equity facility.

32. Please disclose whether you have had any preexisting relationship with Auctus prior to entering into the equity line commitment.

Directors, Executive Officers, Promoters and Control Persons, page 19

33. Please revise to specify when each director's term expires.

34. Refer to the biography of Mr. Kapelner on page 20. Please expand your description of Mr. Kapelner's prior business experience. In addition, please explain the term "technical writing."

Security Ownership of Certain Beneficial Owners and Management, page 21

35. Please revise to identify the natural person who has the sole voting and investment power for each beneficial owner listed in this table.

Organization Within Last Five Years, page 24

36. We note your disclosure on page 57 that your founding shareholder, FMCOCO, Inc., received 4,000,000 shares in exchange for consulting services on March 9, 2007. Please revise this section to disclose that fact. In addition, please revise the registration statement, where appropriate, to disclose the material terms of this relationship.

Description of the Business, page 25

37. Refer to the final sentence on page 25. You state that by offering 10%-15% of your budget to secure well-known actors you are able to make subsequent full funding "far more likely and fast." Please substantiate this claim or remove it.

38. Refer to the first sentence of the final paragraph on page 26. Please explain why you believe it is "best legally and structurally" to create a subsidiary for each film project.

Business of Issuer, page 28

39. Please completely revise this section in the next amendment so that it provides an accurate picture of your enterprise at the time of effectiveness. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company. Please revise to accurately and succinctly disclose your current stage of development and discuss how you plan to generate revenues with your products.

40. Significant portions of your disclosure in this section describe the general movie-making processes. For instance, on pages 28-29 you have described at length the "five-stage process" for producing a major film. As another example, we also note that pages 30-31 are almost exclusively devoted to a general discussion of the industry. This prospectus relates specifically to the sale of your securities, and the presentation of major movie production methods and general industry data should not distract from the fact that your company is still in its initial stages of development. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites general market data and practices instead of focusing on your company and its specific operations.

41. Refer to the final sentence on page 31. Please revise throughout the prospectus to note that you may offer a percentage of any profit made by a given film to attract well-known actors. In addition, please disclose the percentage that you would likely offer.

42. We note on page 34 that your first product, "The G! True Tinseltown Tale: Dude, Where's My Car?" is a send-up of the television show "The E! True Hollywood Story and movie "Dude, Where's My Car." Please disclose any possible copyright or trademark issues that may arise due to its similarity to the other works.

Distribution and Marketing, page 36

43. Please note that a description of all the possibilities for distribution and marketing may not be helpful to the investor who is evaluating your operations. Instead, please revise to focus your disclosure on the distribution and marketing initiatives that you plan to embark upon in the immediate future and how they may be expected to generate revenues. In addition, please disclose any initiatives that you have undertaken in the past and whether those initiatives have been successful. If there are third-party consultants who are assisting you with the distribution and marketing initiatives, please disclose them here and file the agreements as material agreements to the registration statement.

44. We note your discussion of potential revenue centers. Please revise to identify the revenue centers that you believe you may be able to participate in.

45. Refer to the last paragraph on page 39. Please revise to balance the disclosure here about the prospects of getting a production deal from submitting your products to film festivals. Also, please describe in greater detail the reception that "G! Dude?" received at the NewFilmmakers NY screening.

The Plan for Growth, page 40

46. Please revise to provide a basis for your belief that you may derive profits within the next 1-3 years.

Intellectual Property and Labor Agreements, page 42

47. Please revise to clarify whether your products are registered at the U.S. Patent and Trademark Office.

Reports to Security Holders, page 43

48. Your current disclosure suggests that you are only required to file Form 10-Ks and Form 8-Ks. Please revise this section to clarify your disclosure obligations as a public reporting company. In addition, please note that the address of the Securities and Exchange Commission is 100 F Street, NE, Washington, DC 20549.

Management's Discussion and Analysis or Plan of Operation, page 44

49. Please substantially revise this section to provide the item requirements set forth under Item 303 of Regulation S-K, including results of operations, liquidity and capital resources. The prospectus should be revised to concisely provide disclosure that can give the investors an assessment of your financial condition and results of operation. Refer to Item 303 of Regulation S-K.

50. We note that you have included plans of operation in several different sections of the registration statement, including pages 27, 36, 40 and 45-49. When you revise this registration statement, please provide as single plan of operation. In that regard, please note that your plan of operation should provide a concise description of your plan for the next twelve months. Therefore, please substantially revise your plan to remove reference to the milestones which you completed prior to filing the registration statement and instead focus on the discernable steps that need to occur in the next twelve months. Please provide a clear timetable by which you anticipate meeting the milestones and succinctly discuss how you intend to secure appropriate funding for each step.

51. In the second to last paragraph on page 48 you indicate that you have "many ideas in development." Please revise to discuss the current stages of development for these ideas.

52. We note the second paragraph on page 49. You state that one of the reasons you selected the accounting firm of Malone & Bailey, PC is their "good work." Please revise to delete this subjective conclusion from your disclosure.

Executive Compensation, page 50

53. Please revise this section to provide, as applicable, the disclosure required by Item 402(m)-(r) of Regulation S-K. In addition, please disclose whether you have any plans to pay executive compensation in the future.

Notes to Unaudited Consolidated Financial Statements, page 61

Note 4 – Subsequent Events, page 61

54. We note that on January 14, 2009 you amended your certificate of incorporation
to increase the number of authorized shares of common shares to 175,000,000.
Refer to Exhibit 3.1. Please revise to disclose this as a subsequent event in your
Notes to Financial Statements.

Undertakings, page 64

55. Please revise to provide the undertakings set forth in Items 512(a)(1) and 512(h)
of Regulation S-K.

Signature Pages

56. Please delete all references to this filing as a "post-effective amendment" in your
registration statement.

Exhibit 21.1

57. Please delete all references to "Form SB-2" in your registration statement.

Other

58. Please file all material agreements, including related party contracts, with your
next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Diane D. Dalmy, Esq.
        facsimile: (303) 988-6954